UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 15, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 00670)

POLL RESULTS OF THE 2022 FIRST EXTRAORDINARY GENERAL MEETING HELD ON 14 DECEMBER 2022

The Board hereby announces the poll results of the EGM held in Shanghai, the PRC on Wednesday, 14 December 2022.

References are made to (1) the notice of the 2022 first extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”) dated 28 October 2022 (the “Notice”); (2) the announcement of the Company dated 5 December 2022 in relation to change of the time of the EGM; (3) the circular of the Company dated 25 August 2022 (the “First Circular”), in relation to, among others, the purchase of 100 A320NEO series aircraft; and (4) the circular of the Company dated 26 October 2022 (the “Second Circular”, together with the First Circular as the “Circulars”), in relation to, among others, (i) the 2023–2025 Continuing Connected Transactions; (ii) the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022; (iii) proposed amendments to the articles of association of the Company (the “Articles”); (iv) proposed amendments to the rules for procedures for general meetings of the Company (the “Rules for Procedures for General Meetings”); (v) proposed amendments to the rules for meetings of the board of directors of the Company (the “Rules for Meetings of the Board”); and (vi) proposed amendments to the rules for meetings of the supervisory committee of the Company (the “Rules for Meetings of the Supervisory Committee”).

Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Circulars.

RESULTS OF THE EGM

The EGM were held at the Conference Room on Second Floor, CEA Development Co., Ltd., Auxiliary Building, No. 99 Konggang Third Road, Changning District, Shanghai, the PRC ( 中國上海市長寧區空港三路 99 號東航實業集團有限公司輔樓二樓會議室 ) on Wednesday, 14 December 2022. The EGM were validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles.

As at the date of the EGM, the aggregate number of Shares in issue of the Company was 18,874,440,078, including 13,697,662,301 A Shares and 5,176,777,777 H Shares. CEA Holding, the controlling Shareholder of the Company, together with its associates (including CES Finance and CES Global (both being wholly-owned subsidiaries of CEA Holding)) and Mr. Li Yangmin (a director of CEA Holding), holding 10,651,414,835 Shares of the Company in aggregate and representing approximately 56.43% of the issued share capital of the Company, were required to abstain and have abstained from voting in respect of resolutions 2 and 3 at the EGM. As such, (i) the aggregate number of Shares entitling Shareholders to attend the EGM and vote for or against or abstain from voting in respect of resolutions 2 and 3 was 8,223,025,243, representing approximately 43.57% of the Company’s total share capital in issue; the aggregate number of Shares entitling Shareholders to attend the EGM and vote for or against or abstain from voting in respect of resolutions 1, 4 to 7 was 18,874,440,078, representing 100% of the Company’s total share capital in issue.

Saved as disclosed above, there were no Shares entitling Shareholders to attend the EGM and abstain from voting in favour of the resolutions proposed at the EGM as set out in Rule 13.40 of the Hong Kong Listing Rules, and no Shareholder was required to abstain from voting at the EGM.

Each resolution proposed for approval at the EGM was taken by poll.

Both on-site voting and online voting were adopted. On-site voting referred to attendance and voting in person or authorisation of proxies to attend and vote by completing and returning the relevant proxy form, and was available to all Shareholders of the Company. Online voting was conducted via the online voting system of the Shanghai Stock Exchange, which can be accessed through the voting platform of the trading system of the Shanghai Stock Exchange and through the network voting platform on a designated website, and was participated by the A Shareholders of the Company. Shareholders and their proxies, together holding 14,523,154,752 Shares of the Company, representing approximately 76.9461% of the Company’s share capital in issue, attended the EGM or participated in online voting.

After consideration by the said Shareholders and proxies and through voting by way of on-site voting or online voting, all resolutions as set out in the Notice and the Circulars have been duly passed at the EGM.

Apart from Mr. Li Yangmin who was unable to attend the EGM due to other important business arrangements, all the remaining Directors attended the EGM.

The poll results at the EGM were set out as follows:

Total Number of Shares represented by votes (Approximate %*)
		For	Against	Abstain

RESOLUTIONS

1.	Ordinary resolution: “THAT, to consider and approve the “Resolution in relation to the Introduction of 100 A320NEO Series Aircraft”.”	14,522,994,452 (99.9989%)	200 (0.0000%)	160,100 (0.0011%)

2.00	Ordinary resolution: “THAT, to consider and approve the “Resolution in relation to the Daily Connected Transactions for 2023–2025” (each part of this resolution shall be decided by voting in sequence):
	2.01 Resolution in relation to the Daily Connected Transactions of the Company’s Financial Services	3,760,451,268 (97.1255%)	111,132,509 (2.8703%)	160,100 (0.0042%)
	2.02 Resolution in relation to the Daily Connected Transactions of the Company’s Catering, Aircraft On-board Supplies Support and Related Services	3,871,583,677 (99.9959%)	100 (0.0000%)	160,100 (0.0041%)
	2.03 Resolution in relation to the Daily Connected Transactions of the Company’s Aviation Complementary Services	3,871,583,677 (99.9959%)	100 (0.0000%)	160,100 (0.0041%)
	2.04 Resolution in relation to the Daily Connected Transactions of the Company’s Foreign Trade Import and Export Services	3,871,583,677 (99.9959%)	100 (0.0000%)	160,100 (0.0041%)
	2.05 Resolution in relation to the Daily Connected Transactions of the Company’s Property Leasing and Construction and Management Agency Services	3,871,583,677 (99.9959%)	100 (0.0000%)	160,100 (0.0041%)
	2.06 Resolution in relation to the Daily Connected Transactions of the Company’s Advertising Engagement and Agency Services	3,871,583,577 (99.9959%)	200 (0.0000%)	160,100 (0.0041%)
	2.07 Resolution in relation to the Daily Connected Transactions of the Company’s Aircraft and Engines Lease Services	3,871,583,677 (99.9959%)	100 (0.0000%)	160,100 (0.0041%)
	2.08 Resolution in relation to the Daily Connected Transactions of the Exclusive Operation Services of the Company’s Passenger Aircraft Cargo Business	3,871,583,677 (99.9959%)	100 (0.0000%)	160,100 (0.0041%)

Total Number of Shares represented by votes (Approximate %*)
		For	Against	Abstain

RESOLUTIONS

	2.09 Resolution in relation to the Daily Connected Transactions of the Company’s Freight Logistics Related Support Services	3,871,583,677 (99.9959%)	100 (0.0000%)	160,100 (0.0041%)

	2.10 Resolution in relation to the Daily Connected Transactions of the Company’s Aviation Internet Services.”	3,871,583,577 (99.9959%)	100 (0.0000%)	160,200 (0.0041%)

3.	Ordinary resolution: “THAT, to consider and approve the “Resolution in relation to the Adjustment to the Caps for the Daily Connected Transactions of the Exclusive Operation of Freight Business for Passenger Aircraft in 2022”.”	3,871,583,577 (99.9959%)	100 (0.0000%)	160,200 (0.0041%)

4.	Special resolution: “THAT, to consider and approve the “Resolution in relation to Certain Amendments to the Articles of Association”.”	14,274,049,660 (98.2848%)	248,794,492 (1.7131%)	310,600 (0.0021%)

5.	Special resolution: “THAT, to consider and approve the “Resolution in relation to Certain Amendments to the Rules for Procedures for General Meetings”.”	14,522,994,452 (99.9989%)	200 (0.0000%)	160,100 (0.0011%)

6.	Special resolution: “THAT, to consider and approve the “Resolution in relation to Certain Amendments to the Rules for Meetings of the Board of Directors”.”	14,274,049,660 (98.2848%)	248,794,392 (1.7131%)	310,700 (0.0021%)

7.	Special resolution: “THAT, to consider and approve the “Resolution in relation to Certain Amendments to the Rules for Meetings of the Supervisory Committee”.”	14,522,994,452 (99.9989%)	100 (0.0000%)	160,200 (0.0011%)

*	The percentage of voting is based on the total number of Shares held by Shareholders present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Please refer to the Circulars for details of the above resolutions.

The resolutions 1, 2 and 3 of the EGM are ordinary resolutions and have been passed by half or more of votes. The resolutions 4, 5, 6 and 7 of the EGM are special resolutions and have been passed by two-thirds or more of votes.

PricewaterhouseCoopers, the auditor of the Company, was appointed as the scrutineer for the purpose of vote-taking at the EGM.

Note:

The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

AMENDMENTS TO THE ARTICLES, THE RULES FOR PROCEDURES FOR GENERAL MEETINGS, THE RULES FOR MEETINGS OF THE BOARD OF DIRECTORS AND THE RULES FOR MEETINGS OF THE SUPERVISORY COMMITTEE

Reference is made to the Second Circular, in relation to, among others, the proposed amendments to the Articles, the Rules for Procedures for General Meetings, the Rules for Meetings of the Board and the Rules for Meetings of the Supervisory Committee. The Board announces that, as passed in resolutions 4, 5, 6 and 7 at the EGM, the respective amendments to the Articles, the Rules for Procedures for General Meetings, the Rules for Meetings of the Board and the Rules for Meetings of the Supervisory Committee have become effective from 14 December 2022. Please refer to the full version of the Articles, the Rules for Procedures for General Meetings, the Rules for Meetings of the Board and the Rules for Meetings of the Supervisory Committee dated 14 December 2022 published on the websites of the Hong Kong Stock Exchange and the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 14 December 2022

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).